FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

 Issued: Thursday 24 January 2013, London UK - LSE Announcement

GSK appoints Mr Hans Wijers to its Board as a
Non-Executive Director

GlaxoSmithKline plc (LSE: GSK) today announced the appointment of Mr Hans Wijers to its Board as a Non-Executive Director, effective 1st April 2013.  The appointment is subject to shareholder approval at the Company's 2013 Annual General Meeting.

Mr Wijers is currently a Non-Executive Director and Chairman designate of Heineken N.V., one of the world's largest brewers.  He is also currently Deputy Chairman and Non Executive Director of Royal Dutch Shell.

Previously, Mr Wijers was Chief Executive Officer and Chairman at AkzoNobel, a world-leading paints and coating company and a major producer of speciality chemicals, a position he held for 10 years. Prior to joining Akzo Nobel, Mr Wijers held positions as Minister for Economic Affairs for the Government of the Netherlands as well as in the private sector with the Boston Consulting Group.

Commenting on the appointment, Sir Christopher Gent, Chairman of GSK, said:
"I am delighted to welcome Hans to the Board. His broad business experience, including as chief executive of AkzoNobel, together with his economic and political knowledge will enable him to make a significant contribution to the future success of GSK."

Victoria Whyte
Company Secretary

24 January 2013

Notes

1.   As Non-Executive Director of GSK, Mr Wijers will receive standard annual fees of £85,000 per annum.  As for all GSK Non-Executive Directors, in order to enhance the link between directors and shareholders, at least 25% of his fees will be paid in the form of Ordinary Shares and allocated to a share account, and he will be able to invest part or all of the balance of his fees into the same share account.

2. The Board has determined that Mr Wijers will be an independent Non-Executive Director, in accordance with the UK Corporate Governance Code.

3. With effect from the close of the Company's Annual General Meeting in May 2013 the composition of the Board of GlaxoSmithKline plc will be as follows:

Sir Christopher Gent	Non-Executive Chairman
Sir Andrew Witty	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Moncef Slaoui	Chairman, Global R&D and Vaccines
Professor Sir Roy Anderson	Independent Non-Executive Director
Dr Stephanie Burns	Independent Non-Executive Director
Ms Stacey Cartwright	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Sir Deryck Maughan	Senior Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director
Mr Tom de Swaan	Independent Non-Executive Director
Ms Jing Ulrich	Independent Non-Executive Director
Sir Robert Wilson	Independent Non-Executive Director
Mr Hans Wijers	Independent Non-Executive Director

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Lucy Budd	+44 (0) 20 8047 2248	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 24, 2013

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc